[DECHERT LETTERHEAD]

February 24, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	U.S. One Trust

File Nos. 333-160877 and 811-22320

Dear Sir or Madam:

Transmitted herewith for filing on behalf of U.S. One Trust (the “Trust”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is one copy of Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains two prospectuses and one statement of additional information relating to eighteen new series of the Trust.

Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7134 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:	John V. O’Hanlon, Esq.

Mary Beth Rhoden, Esq.